SIMPSON THACHER & BARTLETT LLP

GAIKOKUHO JIMU BENGOSHI JIMUSHO

ARK HILLS SENGOKUYAMA MORI TOWER – 41ST FLOOR

9-10, ROPPONGI 1-CHOME

MINATO-KU, TOKYO 106-0032, JAPAN

81-3-5562-6200

TELECOPIER: 81-3-5562-6202 DIRECT LINE: 81-3-5562-6214	E-MAIL ADDRESS
tsaito@stblaw.com

March 31, 2017

BY EDGAR

Ms. Stephanie L. Sullivan

Senior Technical and Policy Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C., 20549-5546

U.S.A.

Re:	SEC Comment Letter dated March 21, 2017 to Mizuho Financial Group, Inc.

Dear Ms. Sullivan:

We are writing this letter on behalf of our client Mizuho Financial Group, Inc. (“Mizuho,” which term shall include its consolidated subsidiaries, as the context may require), in response to your letter, dated March 21, 2017, addressed to Mr. Yasuhiro Sato, as Chief Executive Officer of Mizuho, requesting information regarding Mizuho’s annual report on Form 20-F for the fiscal year ended March 31, 2016 (the “Form 20-F”). In that letter, you asked that Mizuho respond to the comments within ten business days or advise the staff when it will respond. We respectfully advise the staff that Mizuho does not expect to be in a position to respond within the ten business day period, as it continues to work on its response. We anticipate that Mizuho will require additional time in order to respond fully to your letter and we expect to respond no later than April 7, 2017.

If you have any questions, please do not hesitate to contact, by fax (fax: +81-3-5562-6202) or by email (tsaito@stblaw.com), the undersigned.

Very truly yours,

/s/ Takahiro Saito
Takahiro Saito
cc:	Mizuho Financial Group, Inc.

Mr. Yasuhiro Sato